FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of February 2011.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

Basic Merger Matters and Direct Consolidation for Life Insurance Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.
Date: February 14, 2011
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida
Manager of Corporate Legal Department

[English Translation]

February 14, 2011

Corporate Name:	NKSJ Holdings, Inc.
Representatives:	Makoto Hyodo, Chairman and Co-CEO
Masatoshi Sato, President and Co-CEO
Securities Code:	8630, TSE, OSE

Basic Merger Matters and Direct Consolidation for Life Insurance Subsidiaries

NKSJ Holdings, Inc. (“NKSJ”) today announced resolutions by the Board of Directors regarding the merger of Group life insurance companies Sompo Japan Himawari Life Insurance Co., Ltd. (President: Toshio Matsuzaki) and Nipponkoa Life Insurance Company, Limited (President: Kazuo Hashimoto). Basic matters, including the corporate name of the post-merger company, representatives and location, and the direct consolidation of the new company by NKSJ are highlighted below.

The merger of the aforementioned companies is subject to approval by regulatory agencies.

1. Basic Matters Regarding the Merger

(1) Corporate name: NKSJ Himawari Life Insurance, Inc.

(2) Merger date: October 1, 2011

(3) Surviving company: Sompo Japan Himawari Life Insurance Co., Ltd.

(4) Business lines: Life insurance business

(5) Paid-in capital: ¥17.25 billion

(6) Representative: Toshio Matsuzaki, President

(7) Head office: Shinjuku Central Park Bldg., 13-1 Nishi-Shinjuku 6-chome, Shinjuku-ku, Tokyo

2. Direct Consolidation by NKSJ

The new company will be positioned as a strategic subsidiary within the NKSJ Group responsible for the life insurance business, a core earnings source second only to the domestic P&C insurance business. Accordingly, the new company will become a direct subsidiary of NKSJ as of the merger date.

This move will provide a firmer management base for the new company, leveraging the unique features and strengths of the pre-merger companies to accelerate growth with an eye to enhancing corporate value.

3. Outlook

This organizational restructuring will not materially affect the consolidated results of NKSJ for the fiscal year ending March 31, 2011.

[Reference] Overview of the Pre-Merger Companies (As of March 31, 2010)

Corporate name	Sompo Japan Himawari Life Insurance Co., Ltd.	Nipponkoa Life Insurance Company, Limited

Head office	1-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo	4-2 Tsukiji 3-chome, Chuo-ku, Tokyo

Representative	Toshio Matsuzaki, President	Kazuo Hashimoto, President

Business line	Life insurance business	Life insurance business

Paid-in capital	¥17.25 billion	¥20.0 billion

Establishment	July 7, 1981	August 8, 1996

Fiscal year-end	March	March

Employees	1,517	545

Shareholders and shareholding	Sompo Japan Insurance Inc. 100%	Nipponkoa Insurance Co., Ltd. 100%

Financial condition and operating results	Net assets ¥55,416 million Total assets ¥1,122,133 million Ordinary income ¥258,426 million Ordinary profit ¥4,088 million Net income ¥1,315 million	Net assets ¥25,528 million Total assets ¥468,988 million Ordinary income ¥101,554 million Ordinary profit ¥2,115 million Net income ¥551 million

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Quarterly Securities Reports.

(1) Effects of deterioration of economic and business conditions in Japan

(2) Risk of intensification of competition in the property and casualty insurance business

(3) Changes to laws, regulations, and systems

(4) Natural catastrophe risks related to insurance products

(5) Occurrence of losses exceeding projection

(6) Reinsurance risk

(7) Effects of declining stock price

(8) Effects of fluctuation in interest rate

(9) Credit risk

(10) Effects of fluctuation in foreign exchange rate

(11) Liquidity risk

(12) Life insurance business risks

(13) Overseas business risk

(14) Non-insurance business risk

(15) Credit rating downgrade

(16) Business interruption risk in case of natural disasters, etc.

(17) Information security risk

(18) Reputational risk

(19) System integration risk

(20) Risk of failure to adequately realize business integration synergies

(21) Risks related to merger of life insurance subsidiaries

(22) Other risks